

June 24, 2011

Via Email
Robert Qutub
Chief Financial Officer
Merrill Lynch & Co. Inc.
Bank of America Tower
One Bryan Park
New York, NY 10036

>   **Re: Merrill Lynch & Co., Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Form 10-Q for the Quarter Ended March 31, 2011**
>   **Filed May 6, 2011**
>   **File No. 0-7182**

Dear Mr. Qutub:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Quarterly Report on Form 10-Q

Notes to Condensed Consolidated Financial Statements

Note 6 – Derivatives, page 38

1. We note your discussion of trading revenue on pages 44. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us and expand your disclosures to provide further discussion of the types of instruments that generate your trading revenues by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate derivatives generate trading revenues (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc);

- Describe the significant drivers of your trading revenues. For example, discuss how much of the revenue is driven by transaction fees versus changes in fair value of the instruments;

- Tell us in more detail how trading revenue is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the trading revenues you would recognize represents the other side of the swap transaction that the customer requested; and

- Based on the table on page 45, it appears that the vast majority of your principal transactions revenue is derived solely from your derivative products. Please clarify if that is true. If so, tell us where you include trading gains (losses) from your non-derivative contracts, such as realized and unrealized losses on trading securities, and quantify the amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Quarter Ended March 31, 2011 Compared With Quarter Ended March 31, 2010, page 87

2. We note your disclosure on pages 85 and 88 whereby you quantify your proprietary trading revenues for the periods presented and discuss the anticipated impacts of the Volcker rule on such trading activity. We believe that these disclosures provide useful information that allows readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. However, we are unclear as to how you define "proprietary trading" activities and specifically how you distinguish them from "market-making" activities. Accordingly, please tell us and revise your future filings to clearly define what you consider to represent proprietary trading activities and explain how you distinguish them from market-making activities. In addition, to the extent possible, please provide us with a break-down of your principal transactions revenue for the most recent period by type of activity or purpose (e.g., market-making, proprietary trading, facilitation of client transactions, management of risk exposures, etc.). To the extent that such an analysis cannot be performed, tell us how you were able to quantify your proprietary trading revenues for the quarters ended March 31, 2011 and 2010.

<u>Risk Factors, page 100</u>

3. Noting your response to our previous comment 8 and the indication that the Company has a maximum loss exposure to CDO's of $2.6 billion, consider adding a risk factor to describe the exposures and maximum potential loss in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Clampitt, Staff Attorney, at (202) 551-3434 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via Email
        Peter Taube
        Chief Accounting Officer, Controller
        Lizbeth Applebaum
        Head of Accounting Policy
        Merrill Lynch & Co., Inc.